Onconova Therapeutics, Inc.

12 Penns Trail

Newtown, PA 18940

July 7, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lauren Hamill

Re:	Onconova Therapeutics, Inc.

Registration Statement on Form S-3

Filed June 30, 2023

File No. 333-273081

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Onconova Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement, as amended, so that such registration statement may become effective at 4:30 p.m. (Washington, D.C. time) on July 11, 2023, or as soon as practicable thereafter.

ONCONOVA THERAPEUTICS, INC.

By:	/s/ MARK GUERIN
	Name:	Mark Guerin
	Title:	Chief Operating Officer & Chief Financial Officer